July 30, 2007
Via Edgar
Ms. Vanessa Robertson
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 6010
Washington, DC 20549

Re:Valentis, Inc.
                            Item 4.01 Form 8-K
                            Filed July 19, 2007
                            File No. 000-22987

Dear Ms. Robertson:

This firm is securities counsel to Valentis, Inc. n/k/a URigen Pharmaceuticals, Inc. (the “Company”). This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by the Company on July 30, 2007. This letter shall constitute a full and complete response to the Staff’s comments.

Item 4.01

1.
Please amend the report to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the accounting firm was “terminated”.

Response:
The Company has revised the Form 8-K to disclose that the former accountant was terminated.

2.	Please revise paragraph (a) of Item 4.01 to clarify the date that Ernst & Young LLP was dismissed.

Response:
The Company has revised the Form 8-K to disclose that the former accountant was terminated on July 16, 2007.

3.
Please amend paragraph (a)(ii) of Item 4.01 to state whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion. Your current disclosure only covers the most recent report and only addresses the uncertainty concerning the substantial doubt as to the Company’s ability to continue a going concern.

Response:
The Company has revised the Form 8-K in accordance with your comment.

4.
Please amend paragraph (a)(iv) of Item 4.01 to state whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding such dismissal there were any disagreements with the former accountant. You should specify the subsequent interim period as the interim period through the date of dismissal. Your current disclosure only goes through March 31, 2007.

Response:
The Company has revised the Form 8-K to specify the interim period through July 16, 2007, the date of dismissal.

SICHENZIA ROSS FRIEDMAN FERENCE
61 BROADWAY NEW YORK, NEW YORK 10006
T 212-930-9700 F 212-930-9725 www.srff.com

5.
Please revise paragraph (b) of Item 4.01 to clarify the engagement date of Burr, Pilger & Mayer LLP. In addition, please specify the “subsequent interim period” as the interim period through the date of engagement. Your current disclosure only goes through March 31, 2007.

Response:
The Company has revised the Form 8-K in accordance with your comment.

6.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16.1 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:
The Company has included Exhibit 16.1 from its former accountants.

We are attaching herewith a letter from the Company which includes the acknowledgements requested in your comment letter.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,
By:	/s/ Marcelle S. Balcombe
Marcelle S. Balcombe

Urigen Pharmaceuticals, Inc.
875 Mahler Road, Suite 235
Burlingame, CA 94010
(650) 259-0239

July 30, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:Valentis, Inc.
                             Item 4.01 Form 8-K
                             Filed July 19, 2007
                             File No. 000-22987

Ladies and Gentlemen:

The undersigned being the Chief Financial Officer of Urigen Pharmaceuticals, Inc. f/k/a Valentis, Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Martin E. Shmagin
Martin E. Shamgin
Chief Financial Officer